FOR IMMEDIATE RELEASE
January 29, 2015
ADVANTEST CORPORATION
Shinichiro Kuroe, Representative Director, President & CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Revisions of Earnings Forecast and Dividends Forecast for the Fiscal Year Ending March 31, 2015

In light of recent changes in business performance, we announce revisions to the consolidated earnings forecast and the dividends forecast announced on October 28, 2014 for the fiscal year ending March 31, 2015 as follows:

1. Revised consolidated earnings forecast for the fiscal year ending March 31, 2015 (April 1, 2014 to March 31, 2015)
   (US GAAP)
	Net Sales	Operating income (loss)	Income (loss) before income taxes and equity in earnings (loss) of affiliated company	Net income (loss)	Net income (loss) per share - (basic)
FY2014 forecast (A) (announced October 28, 2014)	Million yen 152,000	Million yen 12,000	Million yen 13,700	Million yen 8,000	Yen 45.93
FY2014 forecast (B) (announced January 29, 2015)	162,000	14,000	17,500	12,500	71.76
Difference (B-A)	10,000	2,000	3,800	4,500	-
Percentage change	6.6%	16.7%	27.7%	56.3%	-
(Reference) FY2013 actual	111,878	(36,369)	(35,501)	(35,540)	(204.10)

<Reasons for the earnings forecast revisions>
Based on robust demand for test systems for processors and DRAMs driven by increasing adoption of smartphones, as well as the Japanese yen being weaker than expected, we have revised upward as above our consolidated earnings forecast for the fiscal year ending March 31, 2015 that was previously announced on October, 2014.

2. Revised Forecast of Dividends for the fiscal year
	Dividend per share (yen)
Record date	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual total
Previous forecast (announced October 28, 2014)	―	―	―	5.00	10.00
Current forecast (announced January 29, 2015)	―	―	―	10.00	15.00
Dividends paid for FY2014	―	5.00	―	―	―
Dividends paid for FY2013	―	10.00	―	5.00	15.00

<Reasons for the dividends forecast revisions>
We aim to make consistent dividend distributions, following a target dividend payout ratio of 20% or more. We have revised our year-end dividend forecast to ¥10.00 from the previous forecast ¥5.00, and our annual total dividend forecast to ¥15.00, based on this target and the upward revisions to the consolidated earnings forecast for the fiscal year ending March 31, 2015 as described above.

Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These statements include, among other things, the discussion of Advantest’s business strategy, outlook and expectations as to market and business developments, production and capacity plans. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods;
•
circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers;

•
the environment in which Advantest purchases materials, components and supplies for the production of its products, including the availability of necessary materials, components and supplies during a significant expansion in the market in which Advantest operates; and

•	changes in economic conditions, competitive environment, currency exchange rates or political stability in the major markets where Advantest produces, distributes or sells its products.

These risks, uncertainties and other factors also include those identified in “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company” set forth elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.